UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 333- 277162

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On October 16, 2024, Orangekloud Technology Inc. (the “Company”) entered into a Subscription Agreement (the “Agreement”) with Evvo Labs Pte. Ltd. (“Evvo Labs”), pursuant to which the Company agree to invest S$1,000,000 (approximately $761,000) for a 3.23% shareholding stake in Evvo Labs to enable the Company to leverage Evvo Lab’s cybersecurity capabilities to elevate the Company’s offerings of digital transformation solutions (the “Investment”).

On October 18, the Company issued a press release (the “Press Release”) announcing the Agreement. A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 6-Kand incorporated herein by reference.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release issued on October 18, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: October 18, 2024	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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